AM 9/6/2005




SEC MAIL
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AUG 2 6 2005
WASH, D.C.
192
SECTION

SEC 05043578 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harrison Douglas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3025 S. Parker Rd., Suite 801
(No. and Street)

Aurora	CO	80014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hyrnik (303) 985-4441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 0 9 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas W. Schriner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harrison Douglas, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RHONDA SCHRINER
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Dec. 13, 2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRISON DOUGLAS, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplemental Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	11
Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 Included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing with the Computation Included in the Report Pursuant to Rule 17a-5(d)	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13 - 14



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Harrison Douglas, Inc.

We have audited the accompanying statement of financial condition of Harrison Douglas, Inc. as of June 30, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Douglas, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 5, 2005

HARRISON DOUGLAS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash and cash equivalents	$	221,809
Commissions receivable		79,640
Deposit with clearing broker		10,000
Investments		720
Furniture and equipment, net of accumulated depreciation of $5,108		11,133
Other assets		4,488
Total assets	**$**	**327,790**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	31,917
Notes payable (Note 4)		75,000
Commissions and related payables		131,418
Total liabilities		238,335
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)		
SHAREHOLDER'S EQUITY: (Note 3)		
Common stock, no par value; 10,000 shares authorized; 9,500 shares issued and outstanding		7,500
Additional paid-in capital		191,002
Retained earnings		(109,047)
Total shareholder's equity		89,455
	$	**327,790**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2005

REVENUE:	
Commissions	$ 424,541
Direct placement	1,977,237
Other income	145,240
Total revenue	2,547,018
EXPENSES:	
Commissions	2,184,861
Clearing charges	17,334
Occupancy and equipment	19,709
Salaries and payroll taxes	121,693
General and administrative	111,717
Professional fees	55,996
Travel and entertainment	22,599
Total expenses	2,533,909
NET INCOME BEFORE INCOME TAXES	13,109
INCOME TAXES (Note 2)	-
NET INCOME	**$ 13,109**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock		Additional Paid-In	
	Shares	Amount	Capital	Deficit
BALANCES, June 30, 2004	9,500	$ 7,500	$ 160,643	$ (109,047)
Capital contributed	-	-	46,000	-
Dividends	-	-	(15,641)	(13,109)
Net income	-	-	-	13,109
BALANCES, June 30, 2005	**9,500**	**7,500**	**$ 191,002**	**$ (109,047)**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 13,109
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,963
Decrease in commissions receivable	34,620
Decrease in investments	11,520
Decrease in other assets	750
Increase in commissions and related payables	15,387
Increase in accounts payable	27,913
Net cash provided by operating activities	107,262
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(3,202)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in notes payable	75,000
Capital contributions	46,000
Dividends	(28,750)
Net cash provided by financing activities	92,250
NET INCREASE IN CASH AND CASH EQUIVALENTS	196,310
CASH AND CASH EQUIVALENTS, at beginning of year	25,499
CASH AND CASH EQUIVALENTS, at end of year	**$ 221,809**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Harrison Douglas, Inc. (the "Company") was incorporated in Colorado in 1996 and operates as a securities broker-dealer in mutual funds, variable annuities and direct placements. The Company is a wholly-owned subsidiary of Harrison Douglas Financial, Inc.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on useful lives ranging from three to five years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Income Taxes

The Company and its parent file a consolidated federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by the Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

NOTE 2 - INCOME TAXES

During the year ended June 30, 2005, the Company utilized approximately $26,800 of its net operating loss carryforward to offset taxes currently payable. The Company has a remaining unused net operating loss carryforward for income tax and financial reporting purposes of approximately $20,000 available to offset future income, which expires through 2021. This net operating loss carryforward may result in future income tax benefits of approximately $3,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. The valuation allowance decreased by $4,000 during the year ended June 30, 2005.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2005, the Company had net capital and net capital requirements of $49,979 and $15,889, respectively. The Company's net capital ration (aggregate indebtedness to net capital) was 4.77 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - NOTES PAYABLE

The Company entered into an unsecured note payable to an officer of the Company for $25,000. The note is due and payable on January 20, 2006 and bears an interest rate of 2.78% per annum on the unpaid balance.

The Company also entered into an unsecured note payable to an individual related to the officer of the Company for $50,000. The note is due and payable on December 2, 2005 and bears an interest rate of 12% per annum on the unpaid balance. During the year ended June 30, 2005, the Company paid $3,000 of interest on this note.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2011. Future minimum rental payments under these leases are approximately as follows:

Year Ended June 30,	Amount
2006	$ 26,658
2007	27,434
2008	26,720
2009	27,958
Thereafter	58,675
Total	**$ 167,445**

The Company incurred rental expense of $19,709 during the year ended June 30, 2005.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, receivables, deposit with its clearing broker, payables and other liabilities are carried at amounts that approximate fair value due to their short term maturities.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company also has a deposit with its clearing broker. This deposit is not covered by SIPC and is subject to loss should the clearing broker cease business.

The Company has been notified by the National Association of Securities Dealers (NASD) that the NASD intends to recommend regulatory actions against the Company and two of its employees. Management is responding to the NASD and believes the Company has meritorious defenses in these actions, but it is not feasible to predict or determine the final outcome at the present time.

SUPPLEMENTAL INFORMATION

HARRISON DOUGLAS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2005

CREDIT:		
Shareholder's equity	$	89,455
DEBITS:		
Nonallowable assets:		
Furniture and equipment, net		11,133
Commissions receivable		12,934
Deposit with clearing broker		10,000
Non-marketable securities		720
Other assets		4,488
Total debits		39,275
NET CAPITAL BEFORE HAIRCUTS		50,180
Haircut on money market funds		201
NET CAPITAL		49,979
Minimum requirements of 6-2/3% of aggregate indebtedness of $238,335 or $5,000, whichever is greater		15,889
Excess net capital	**$**	**34,090**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	31,917
Notes payable		75,000
Commissions payable		131,418
Total aggregate indebtedness	**$**	**238,335**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**4.77 to 1**

See the accompanying Independent Auditors' Report.

HARRISON DOUGLAS, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

JUNE 30, 2005

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART FILING	$	59,979
Adjustment:		
Increase in non-allowable assets		(10,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**49,979**

The accompanying notes are an integral part of this statement.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Harrison Douglas, Inc.

In planning and performing our audit of the financial statements and supplementary information of Harrison Douglas, Inc. for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harrison Douglas, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Harrison Douglas, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

In addition, our review indicated that Harrison Douglas, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Greenwood Village, Colorado
August 5, 2005